As filed with the Securities and Exchange Commission on December 17, 2004
                                                            File No. 333-118898

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                    FORM SB-1 (Alternative 2) AMENDMENT NO. 3

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        S. E. ASIA TRADING COMPANY, INC.
             (Exact name of registrant as specified in its charter)

    Nevada                                 7389                   20-0507918
-----------------------------    -------------------------    ------------------
(State or jurisdiction of        (Primary Industrial          I.R.S. Employer
incorporation or organization)    Classification Code No.)    Identification No.

           1545 E. Interstate 30, Rockwall, Texas 75087   (972) 722-3300
          ---------------------------------------------------------------
(Address, including the ZIP code & telephone number, including area code of Registrant's principal executive office)

           1545 E. Interstate 30, Rockwall, Texas 75087   (972) 722-3300
          ---------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

                                Thomas G. Miller
           1545 E. Interstate 30, Rockwall, Texas 75087   (972) 722-3300
          ---------------------------------------------------------------
(Name, address, including zip code, and telephone number, including area code of agent for service)

                  Copies to:    Law Offices of J. Hamilton McMenamy PC
                                       1450 Meadowpark Building
                                    10440 North Central Expressway
                                          Dallas, Texas 75231
                                            (214) 706-0938

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the securities Act registration number of the earlier effective registration statement for the same offering. |_| _______________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_| _________________





                                CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------------------------
Title of Each           Amount          Proposed Maximum        Proposed            Amount of
Class of Securities      To be          Offering Price       Maximum Aggregate    Registration
to be Registered        Registered       Per Share (1)       Offering Price (1)       Fee
------------------------------------------------------------------------------------------------
Common stock,
$0.001 par value
Minimum                    150,000             $0.50               $  75,000          $  10
Maximum                  1,000,000             $0.50               $ 500,000          $  64
------------------------------------------------------------------------------------------------
Total maximum            1,000,000             $0.50               $ 500,000          $  64

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the registration statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

(1) Estimated solely for the purpose of calculating the registration fee.

                             INITIAL PUBLIC OFFERING
                                   PROSPECTUS
                        S. E. ASIA TRADING COMPANY, INC.

                Minimum of 150,000 shares of common stock, and a
                   Maximum of 1,000,000 shares of common stock
                                 $0.50 per share

         We are making a best efforts offering to sell common stock in our company. We are an independent retailer of home accessories, framed art and jewelry from our store in Rockwall, Texas. The common stock will be sold by our sole officer and director, Thomas G. Miller after the effective date of this registration statement. The offering price was determined arbitrarily and we will raise a minimum of $75,000 and a maximum of $500,000. The funds will be held by the Company, uncashed in our attorney's safe, until the minimum amount is sold, at which time the funds will be released to the company and stock certificates issued. The offering will end on June 2, 2005 and should we not sell the minimum amount, the funds will promptly be returned to the investors and no interest will be paid on these funds.

The Offering:
                                  150,000 shares             1,000,000 shares
                                Minimum offering             Maximum offering
                          -------------------------    -------------------------
                          Per Share         Amount     Per Share         Amount
                          ---------        --------    ---------        --------

Public Offering Price       $0.50          $ 75,000      $0.50          $500,000

Offering expenses are estimated to be $16,564 if the minimum number of shares are sold, which equates to$0.11 per share, and $33,564 if the maximum number of shares are sold, which equates to $0.03 per share.

There is currently no market for our shares. We intend to apply for listing to trade our shares on the over-the-counter bulletin Board or other exchange as soon as practicable after our offering is complete which we expect will be before June 2, 2005.

                          ----------------------------

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                          -----------------------------

                    This Prospectus is dated December 17, 2004

                               PROSPECTUS SUMMARY


OUR COMPANY

         We were incorporated on January 28, 2004 in the State of Nevada as S.E. Asia Trading Company, Inc. in order to sell jewelry and home accessories. We purchased jewelry directly from wholesalers in Thailand, thus cutting out some middlemen in the import of the jewelry and purchase the home accessories from local importers and distributors. We opened our store in February 2004 and need to raise money for additional inventory and to promote our store.

         Since the opening of our store we have recorded total sales of $16,413 through September 30, 2004. We sell imported jewelry such as rings, toe rings, necklaces, bracelets, hair ties and bands, and other costume jewelry. Jewelry items are imported from both China and Thailand. In addition to the lower priced costume styled jewelry, we also sell Sterling silver items, 24 carat gold plated items, pearls, and semi-precious stones. Home accessory items are imported soley from China and include clocks, lamps, hutches, accent pieces, and mirrors. All framed art for sale are reproductions and are obtained locally.


         Our opinion from our independent certified public accountant has a paragraph that states that we do not have sufficient capital to continue as a going concern. A 'going concern opinion' which was expressed by our auditor means that we do not have sufficient capital resources to operate for the next twelve months in a manner similar to other companies in our industry. We had losses of $115,945 through September 30, 2004. Our business conditions have raised "substantial doubt" as to our continuance as a going concern, that we need to continue as a going concern if our business is to succeed, and we cannot assure investors that we will be able to generate sufficient revenues to achieve profitability or even survive.


THE OFFERING

Our sole officer and director will be selling the offering

                                                     Minimum         Maximum
                                                    ---------        ---------
Common shares offered                                 150,000        1,000,000
Common shares outstanding before this offering      6,020,000        6,020,000
                                                    ---------        ---------
Total shares outstanding after this offering        6,170,000        7,020,000

Officers, directors and their affiliates will not be able to purchase shares in this offering.

USE OF PROCEEDS

Most of the money you invest will represent proceeds to the company. We will use the proceeds from this offering to:
         o       pay expenses of this offering
         o       purchase inventory and promote our store
         o       marketing and general working capital
For more detail on these planned expenditures, see the section "Plan of Operations" on page 15.


                             SUMMARY FINANCIAL DATA

         The following table sets forth certain of our summary financial information. This information should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this prospectus.

                                                          Unaudited
       Balance Sheet:                                   Sept 30, 2004
       --------------------                          ----------------
       Working Capital                                        $(30,782)
       Total Assets                                           $ 86,559
       Total Liabilities                                      $ 95,504
       Stockholders' Equity                                   $( 8,945)

                                                     Period from Inception
                                                     (January 28, 2004) to
       Statement of Operations:                            Sept 30, 2004
       ------------------------                      -----------------------
       Revenue                                                $  16,413
       Cost of Goods Sold                                     $   6,295
       Operating Expense                                      $ 107,448
       Other  income (expense)                                $ (18,915)
       Provision for income taxes                             $    -0-

       Net Income (loss)                                      $(115,945)


Income per share: Basic & diluted                             ($ 0.02)

                                  RISK FACTORS

         You should carefully consider the risks described below and all other information contained in this prospectus before making an investment decision. We have identified all material risks known to, and anticipated by, us as of the filing of this registration statement.


WE ARE A RECENTLY FORMED COMPANY, FORMED IN THE STATE OF NEVADA ON JANUARY 28, 2004, WITH LIMITED ACTIVITY AND NEGLIGIBLE INCOME THAT COULD CAUSE US TO RUN OUT OF MONEY AND CLOSE OUR STORE.

We have not achieved profitability to the extent where there is sufficient profit to finance our planned growth and expect to have minimal income or incur net losses for the foreseeable future. Our net loss was $115,945 for the period from inception (January 28, 2004) to September 30, 2004. We expect to incur significant expenses in promoting our store and, as a result, will need to generate significant revenues over and above our current revenue to achieve profitability, which may not occur. To properly promote our store, we anticipate that we will need an additional $50,000. Our auditor's report includes a 'going concern' paragraph which raises substantial doubt as to our being able continue in business. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future. If we are unable to achieve profitability, your investment in our common stock may decline or become worthless.

WE RELY ON OUR SOLE OFFICER FOR DECISIONS AND HE WILL RETAIN SUBSTANTIAL CONTROL OVER OUR BUSINESS AFTER THE OFFERING AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTEREST OF ALL STOCKHOLDERS.

Upon completion of this offering, our sole officer will, in the aggregate, beneficially own approximately 81.04% (or 71.23% if maximum is sold) of the outstanding common stock. As a result, our sole officer will have the ability to control substantially all the matters submitted to our stockholders for approval, including the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. He will also control our management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of us, impeding a merger, consolidation, takeover or other business combination involving us or discouraging a potential acquirer from making a tender offer or otherwise attempting to take control of us, even if the transaction would be beneficial to other stockholders. This in turn could materially cause the value of our stock to decline or become worthless.

WE MAY HAVE TO RAISE ADDITIONAL CAPITAL WHICH MAY NOT BE AVAILABLE OR MAY BE TOO COSTLY, WHICH, IF WE CANNOT OBTAIN, COULD CAUSE US TO HAVE TO CEASE OUR OPERATIONS.

Our capital requirements are and will continue to be more than our operating income. We do not have sufficient cash to indefinitely sustain operating losses, but believe we can continue for six months without any additional funding, but upon raising the minimum amount in this offering, believe that will take us to the point that we will be able to sustain operations for at least a year if we raise no other capital. Our potential profitability depends on our ability to generate and sustain substantially higher net sales of around $250,000 per year while maintaining reasonable expense levels. We cannot assure you that we will be able to operate on a profitable basis or that cash flow from operations will be sufficient to pay our operating costs. We anticipate that the funds raised in this offering will be sufficient to fund our planned growth for the year after we close on the offering assuming we raise the minimum amount in this offering. Thereafter, if we do not achieve profitability, we will need to raise additional capital to finance our operations. We anticipate seeking additional financing through debt or equity offerings. We cannot assure you that additional financing will be available to us, or, if available, any financing will be on terms acceptable or favorable to us. If we need and cannot raise additional funds, further development of our business, upgrades in our technology, additions to our product lines may be delayed and we otherwise may not be able to execute our business plan, all of which may have a material adverse effect on our operations; if this happens, the value of your investment will decline and may become worthless.

WE ARE DEPENDENT ON THE LOW COST OF FOREIGN IMPORTS, AND SHOULD THE COST OF IMPORTING GOODS RISE, IT WILL CAUSE OUR COSTS TO RISE AND COULD CAUSE US TO HAVE TO CEASE OPERATIONS.

We are dependent on imports directly from other countries, which is less costly than filling our inventory with comparable American-made products. Should the cost of importing our products rise for any reason, it will in turn cause us to lose profit. There are a number of factors that could influence the cost of importing foreign goods, including tariffs, freight costs, and export restrictions. We import products from Thailand and China. The cost of foreign products could fluctuate for political or economic reasons, and could cause gross profit margins to decrease significantly, which could cause your investment to decline or become worthless.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY WITH CURRENT OR FUTURE COMPETITORS.

Many competitors have advantages over us including longer operating histories and significantly greater financial, advertising, and other resources. In the community we are located, there are two independent home accessory stores that we compete with, but also compete with accessory and craft chain stores in our community such as Michaels and Hobby Lobby. As a newly formed company, breaking into the market could prove to be costly, and because of this, our profit margin would fall and the value of your investment would decline. Future competitors would increase the number of companies competing for market share. This increased competition could result in price pressure and reduced gross margins, which could harm our net sales and operating results, which in turn could cause your investment to decline and become worthless.

NO PUBLIC MARKET FOR OUR COMMON STOCK CURRENTLY EXISTS AND AN ACTIVE TRADING MARKET MAY NEVER MATERIALIZE.

Prior to this offering, there has been no public market for our common stock. We cannot be certain that an active trading market for our common stock will develop or be sustained following this offering. Further, we cannot be certain that the market price of our common stock will not decline below the initial public offering price.

IF A PUBLIC TRADING MARKET FOR OUR COMMON STOCK MATERIALIZES, WE WILL BE CLASSIFIED AS A 'PENNY STOCK' WHICH HAS ADDITIONAL REQUIREMENTS IN TRADING THE STOCK, WHICH COULD CAUSE YOU NOT TO BE ABLE TO SELL YOUR STOCK.

The U.S. Securities and Exchange Commission treats stocks of certain companies as a 'penny stock'. We would be classified as a 'penny stock' which makes it harder to trade even if it is traded on an electronic exchange like the over-the-counter bulletin board. These requirements include (i) broker-dealers who sell to customers must have the buyer fill out a questionnaire, and (ii) broker-dealers may decide upon the information given by a prospective buyer whether or not the broker-dealer determines the stock is suitable for their financial position. These rules may adversely affect the ability of both the selling broker-dealer and the buying broker-dealer to trade your securities as well as the purchasers of your securities to sell them in the secondary market. These requirements may cause potential buyers to be eliminated and the market for the common stock you purchase in this offering could have no effective market to sell into, thereby causing your investment to be worthless.

                           FORWARD-LOOKING STATEMENTS

         This prospectus contains forward-looking statements. These forward-looking statements are not historical facts but rather are based our current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks" and "estimates", and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                                    DILUTION

         If you purchase common stock in this offering, you will experience an immediate and substantial dilution in the projected book value of the common stock from the price you pay in this initial offering.

         The book value of our common stock as of September 30, 2004 was (8,945)or (0.003)per share. Projected book value per share is equal to our total assets, less total liabilities, divided by the number of shares of common stock outstanding.

         After giving effect to the sale of common stock offered by us in this offering, and the receipt and application of the estimated net proceeds (at an initial public offering price of $0.50 per share, after deducting estimated offering expenses), our projected book value as of September 30, 2004 would be approximately $49,491 or $0.01 per share, if the minimum is sold, and $457,491 or $0.06 per share, if the maximum is sold.

         This means that if you buy stock in this offering at $0.50 per share, you will pay substantially more than our current shareholders. The following represents your dilution:
o if the minimum of 150,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.01 per share and an immediate dilution to the new shareholders of $0.49 per common share.
o if the maximum of 1,000,000 shares are sold, an immediate decrease in book value to our new shareholders from $0.50 to $0.06 per share and an immediate dilution to the new shareholders of $0.44 per common share.


The following table illustrates this per share dilution:
--------------------------------------------------------

                                                        Minimum          Maximum
Assumed initial public offering price                    $0.50            $0.50

Book value as of September 30, 2004                      $0.003           $0.003
Projected book value after this offering                 $0.01            $0.06
Increase attributable to new stockholders:               $0.01            $0.06

Projected book value
    as of September 30, 2004 after this offering        $0.01             $0.06
Decrease to new stockholders                            ($0.49)          ($0.44)
Percentage dilution to new stockholders                   98 %             88 %


         The following table summarizes and shows on a projected basis as of September 30, 2004, the differences between the number of shares of common stock purchased, the total consideration paid and the total average price per share paid by the existing stockholders and the new investors purchasing shares of common stock in this offering:

MINIMUM OFFERING
----------------
                         Number           Percent                      Average
                        of shares        of shares        Amount       price per
                          owned            owned           paid         share
Current
shareholders            6,020,000          97.57         $  50,000     $ 0.015

New investors              150,000           2.43        $  75,000     $ 0.50
                       ---------------------------------------------------------


Total                   6,170,000           100.0        $110,000

MAXIMUM OFFERING
----------------
                         Number           Percent                      Average
                        of shares        of shares        Amount       price per
                         owned             owned           paid         share
Current
shareholders            6,020,000          83.39         $   50,000    $ 0.015

New investors           1,000,000          16.61         $ 500,000     $ 0.50
                       ---------------------------------------------------------


Total                   7,020,000           100.0        $ 550,000

--------------------------------------------------------------------------------

                              PLAN OF DISTRIBUTION

         The common stock is being sold on our behalf by our sole officer and director, who will receive no commission on such sales. All sales will be made by personal contact by our sole officer and director, Thomas G. Miller. We will not be mailing our prospectus to anyone or soliciting anyone who is not personally known by Mr. Miller, or introduced to Mr. Miller and personally contacted by him or referred to him. We have no agreements, understandings or commitments, whether written or oral, to offer or sell the securities to any individual or entity, or with any person, including our attorney, or group for referrals and if there are any referrals, we will not pay finders fees.

         Mr. Miller will be selling the common stock in this offering relying on the safe harbor from broker registration under the Rule 3a4-1(a) of the Securities Exchange Act of 1934. Mr. Miller qualifies under this safe harbor because Mr. Miller (a) is not subject to a statutory disqualification, (b) will not be compensated in connection with his participation by the payment or other remuneration based either directly or indirectly on transactions in the securities, (c) is not an associated person of a broker dealer, and has not been an associated person of a broker dealer within the preceding twelve months, and
(d) primarily performs, and will perform, after this offering, substantial duties for the issuer other than in connection with the proposed sale of securities in this offering, and he is not a broker dealer, or an associated person of a broker dealer, within the preceding 12 months, and he has not participated in selling securities for any issuer in the past 12 months and shall not sell for another issuer in the twelve months following the last sale in this offering.

         Additionally, he will be contacting relatives, friends and business associates to invest in this offering and provide them with a printed copy of the prospectus and subscription agreement. No printed advertising materials will be used for solicitation, no internet solicitation and no cold calling people to solicit interest for investment.

         The Company is filing its registration statement in the State of Nevada and is filing under Nevada Revised Statutes 90-480 - Registration by Coordination. The effective date in Nevada will be the same as the effective date with the U.S. Securities & Exchange Commission. The other states we sell in will be under an exemption for limited offering where we will limit our sales in those states to the minimum number of investors to receive such exemption. Mr. Miller will be contacting friends, relatives and business acquaintances in Nevada, Texas, Illinois, Ohio, Florida, Alabama, California, Maryland, New York, Colorado and Canada.

         The money we raise in this offering before the minimum amount is sold will be held by the Company's attorney, in his safe, uncashed, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. We will not cash the checks unless and until we raise the minimum subscription amount, we will not pay interest on the funds while they are held in the attorney's safe, and we will take reasonable care not to commingle the funds received with any other monies. At such time as the minimum subscription is not raised by the end of the offering period, all funds will be refunded immediately, without interest.

         Certificates for shares of common stock sold in this offering will be delivered to the purchasers by Signature Stock Transfer, Inc., the stock transfer company chosen by the company as soon as the minimum subscription amount is raised. The transfer agent will only be engaged in the event that we obtain at least the minimum subscription amount in this offering.


               The remainder of this page intentionally left blank

                                 USE OF PROCEEDS

         The total cost of the offering is estimated to be $16,564 if the minimum is sold, or $33,564 if the maximum is sold, consisting primarily of legal, accounting and blue sky fees. We will pay these costs out of the funds we raise in this offering.

         The following table shows how we plan to use the proceeds from selling common stock in this offering, reflecting the minimum and maximum subscription amounts:
Subscription amt.                          $75,000      $500,000
                                           Minimum       Maximum
                                           -------      --------
Legal, accounting & printing expenses        9,500        26,500
Other offering expenses                      7,064         7,064
Net proceeds to company                     58,436       466,436
                                           -------      --------
Total                                     $ 75,000      $500,000



The following describes each of the expense categories:

o        legal,   accounting  and  printing   expense  is  the  estimated  costs
         associated with this offering;
o other offering expenses includes SEC registration fee, blue-sky fees and miscellaneous expenses with regards to this offering.

         The following table shows how we plan to use the net proceeds to the company:


                                                   Minimum     Maximum
                                                  --------     --------
Inventory Purchases                               $ 29,000     $230,000
New store opening                                     -0-        70,000
Advertising & Promotion                             11,000       61,000
Salaries for store personnel                        12,000       50,000
Existing store modifications                         2,000       20,000
General corporate overhead                           4,436       35,436
                                                  --------     --------
Proceeds to company                               $ 58,436     $466,436


Following is a discussion of each anticipated/proposed expense identified above:

o Inventory purchases: If the minimum amount is raised in the offering, we will spend $29,000 to supplement our existing inventories of jewelry, home accessories and framed art. Similarly, if the maximum is raised, we will purchase larger quantities of inventories to not only supplement existing store supplies but to also supply the proposed new store opening.
o New store opening: Only if we raise the maximum offering amount will we invest in opening a new store location.
o Advertising & Promotion: Print, circular, and television and radio advertising will be employed to promote SEA. The more funds raised will determine the nature of this advertising, be it print or radio and television.
o        Salaries: Provide salespeople standard retail salaries.
o Store modifications: Modifications will include shelving item displays, enhanced lighting and general store layout.
o General corporate overhead relates to rent and lease expense, utilities, and basic facility needs.

Our President, Thomas G. Miller, will not be compensated with funds out of the proceeds of this offering. We compensate Mr. Miller by paying him a salary of $2,500 per month and twenty percent (20%) of the net income which will be measured quarterly; therefore any compensation he receives over and above the $2,500 per month will be based on performance and profitability of the Company. Mr. Miller has been receiving his salary since February 2004 but has not received any compensation based upon profits since we have not had a profitable quarter since our opening in February 2004. The funds received in this offering will not be included as profits and Mr. Miller will not receive a percentage of the funds raised in this offering.


                            DESCRIPTION OF BUSINESS

         We were incorporated in the state of Nevada on January 28, 2004 under the name of SE Asia Trading Company, Inc. Our President, Thomas G. Miller is our sole director, officer and employee and holds 5,000,000 shares of common stock which we issued to him for $5,000, composed of $500 cash and $4,500 of his services.

GENERAL

We are an independent retailer of home accessories, framed art and jewelry. Our product offerings include:

Product                                     Manufacturing origin
-------                                     --------------------
Jewelry                                     Thailand
Home accessories                            Domestic and Imported from China
Framed art                                  Local Texas wholesaler

We provide our customers with a wide selection of home accessories, jewelry and framed art. We operate out of a 3,500 square foot building in Rockwall, Texas, a growing suburb 30 miles east of Dallas, Texas on Interstate 30. We believe our customers shop here as a result of the stores' convenient location and size, low price of key product categories, and quality. We have approximately $63,000 of inventory on hand.

BUSINESS STRATEGY

We serve a target customer in the middle to upper-middle income ranges. We are targeting these customers by focusing on what we believe are the key elements of retailing: convenient and appealing stores, merchandise value and selection, advertising, and customer service. We plan to continue to expand into new markets and strengthen our position in our current market areas utilizing existing and planned distribution infrastructure.

Each of these elements of retailing are relevant to us and attract are targeted customers, specifically:

Convenient and appealing store - we are easily accessible from major thoroughfares, a key element to customer traffic. Additionally, the store is clean and well maintained. Merchandise selection & value - we offer home accessories, framed art and jewelry at what we believe to be competitive prices. Product selection is varied in all categories.

Advertising - Advertising increases customer traffic. Currently, advertising consists of word of mouth and building signage.

Customer  service  -  Customer  service  is  essential  to a  positive  shopping
experience.   We  believe   customer   service   directly  relates  to  customer
satisfaction.

We plan to expand by adding one new store location in the next twelve months. This store will be located in a neighboring community so that we can benefit from the same advertising and allow for efficient management of the two locations. This structure will allow us to gain the best economies of scale regarding purchasing, shipping, and delivery of products. It is our plan to open this new location if the maximum offering proceeds are raised.

Method of distribution of products and services:
------------------------------------------------

We currently have one location approximating 3,500 square feet located on a frontage road to Interstate 30 in Rockwall, Texas. Rockwall is a predominantly residential community in the greater Dallas, Texas area and has a population of approximately 35,000.This location is a walk in retail store. We currently have one employee who is the sole officer and director of the company. We are open Tuesday through Saturday.

The proceeds from this offering will allow us to do the following:
     o Place more emphasis on marketing to generate additional business. Print advertising is key to growing our customer traffic and therefore sales volume. In addition, we want to supplement print advertising with television and radio spots.
     o Provide funds to purchase more inventory and enhance our existing product offerings through increased diversity and choices.
     o    Expand through establishing additional locations in our market area.

Principal Products or Services and Their Markets:
-------------------------------------------------

We offer a broad and competitive range of jewelry, home accessories, and framed art. The company seeks to meet the home merchandise needs of its immediate market area by offering a wide variety of quality merchandise and a more attractive price-to-value relationship than comparable home accessory and jewelry stores. This is achieved by:
     o Wide variety of imported home accessories such as rugs, lamps, occasional tables, decorative trunks, and the like.
     o    Wide variety of imported jewelry.
     o    Wide variety of high-end quality frame art.
     o Competitive pricing. Due to the compan s direct relationship with overseas manufacturers, markups are generally less than in those stores that buy through brokers and import agents. This allows the company to offer more aggressive pricing on comparable quality merchandise.
     o Convenient shopper-friendly environment. The company is located in a well-traveled area in close proximity to a major Interstate with ample parking.

Expansion Strategy:
------------------

The company expects that expansion will occur primarily within its present geographic market area and will be focused in small to medium sized bedroom communities surrounding the Dallas/Ft. Worth Metroplex SMSA. The company may, in the future, expand into the urban markets of Dallas and Ft. Worth if the company deems there to be sufficient profit potential.

Merchandising and Marketing:
----------------------------

The company believes it has a distinctive niche in that it offers a wide variety of quality imported merchandise. The company believes its knowledge of its regional and local customer preferences enables the company to compete effectively in its region.

Marketing activities have been restricted by cash flow and as such have been limited to building signage and word of mouth advertising. As noted in Note 1 to the financial statements, we have incurred $23,365 in advertising/promotion through September 30, 2004. Going forward, through the proceeds of this offering, the company intends to increase marketing activities through printed circulars, newspapers, trade magazines and local television and radio commercial spots.

Purchasing:
-----------

The company's buying activities are directed by the President of the company. Buying activities are facilitated by personal visits to Southeast Asia for sterling jewelry and local suppliers for home accessories and framed art. We anticipate more visits to these suppliers in the future to supplement our inventory.

Highly Competitive Pricing Strategy:
------------------------------------

The company engages in a highly competitive pricing strategy enabling the company to offer high quality home accessories, jewelry and framed art at attractive prices. The company can offer aggressive pricing and maintain acceptable profit margins in that the company buys directly from the manufacturer in the case of jewelry and home accessories, thereby eliminating middlemen, which tend to increase retail prices. In addition, pertaining to framed art, the company has been able to purchase this inventory at below wholesale prices through bulk buying.

Competition:
------------

     The retail sale of home accessories, jewelry and framed art is a highly fragmented and competitive business. We believe that the primary elements of competition in our industry are merchandise (quality, style, selection, price and display), consumer credit offers, customer service, image and product oriented advertising and store location and design. The degree and source of competition vary by geographic area. We compete with numerous individual retail stores as well as chains and the better department stores. Department stores benefit competitively from more established name recognition in specific markets, a larger customer base due to their non-furnishings product lines and proprietary credit cards. Furniture manufacturers have also accelerated the opening of their own dedicated retail stores in an effort to control and protect the distribution prospects of their merchandise.

     We believe we have a targeted mix of merchandise that appeals to customers who are somewhat more affluent than those of most other competitive furniture store chains. We believe that this customer segment responds more cautiously to typical discount promotions and focuses on the real value and customer service offered by a retailer. Lastly, we believe our abilities to make prompt delivery of orders through maintenance of inventory and to tailor the inventory to a store's local market conditions provide additional competitive advantages.

Status  of  product  or  services  based  on  public  information  requiring  an
--------------------------------------------------------------------------------
investment or material assets of the issuer:
--------------------------------------------
As we are a new company, we do not have any information that has been made public or that will require an investment or material asset of ours.

Additional information:
-----------------------
We have made no public announcements to date and have no additional or new products or services. In addition, we don't intend to spend funds in the field of research and development; no money has been spent or is contemplated to be spent on customer sponsored research activities relating to the development of new products, services or techniques; and we don't anticipate spending funds on improvement of existing products, services or techniques.

We have insurance that covers damage to our leased facilities and replacement of our inventory, with no deductible.

                 MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS

         As of September 30, 2004, our cash balance was $1,060.

         Our revenue for the period ending September 30, 2004 was $16,413. This represents our first several months of operations.

Following is our plan of operations based upon the amount of capital we raise in this offering.

The following table sets forth how we anticipate using the net proceeds from our offering:

                                                     Minimum         Maximum
                                                    --------        ---------
Inventory Purchases                                 $ 29,000        $ 230,000
New store opening                                       -0-            70,000
Advertising & Promotion                               11,000           61,000
Salaries for store personnel                          12,000           50,000
Existing store modifications                           2,000           20,000
General corporate overhead                             4,436           35,436
                                                    -------------------------
Proceeds to company                                 $ 58,436        $ 466,436


GENERATING SUFFICIENT REVENUE:
------------------------------

The Company plans to generate sufficient revenue by expanding and developing its product line, and increasing market penetration. We have seen more and more people responding to our advertising which shows that we are making an impact with our advertising. This is evidenced by the facts that prior to advertising, we had virtually no sales, and subsequent to advertising and promoting our store, our sales have gone from $893 in the first full month to as high as $3,818 in a month. As this continues, we believe we will sell more and more get to a level where we will achieve enough monthly cash flow to pay our operating costs and then to replace our inventory.

We also are working with our shareholder, Lynn Management, LLC, who holds our current line of credit to expand that credit line which would enable us to continue for another twelve months without the addition of any revenue from sales. In addition, we are pursuing some other financing to bridge the gap until we raise funds in this offering. However, as described in the following paragraph, we will be able to generate sufficient cash to fund our operations if we raise at least the minimum amount in this offering. We will not be able to fund our operations for the next twelve months without at least the minimum proceeds from this offering, unless we can arrange an increase in our current line of credit, arrange some other financing or sell common stock in a private transaction outside of this offering.

Financing Needs:

Our cash flows since inception have been nominal as the majority of funds are invested in inventories for sale and we have only been in business for since

February 2004. As noted above, the Company's initial financing needs can and will be met even if the minimum offering amount is raised. We believe that by raising the minimum amount of funds in this offering we will have sufficient funds to cash flow our growth plans for a minimum of twelve months, since we are generating revenue from sales and our costs to operate for a year are less than the net proceeds from the minimum offering. Our costs to date include many one time costs and start up costs since we were formed in January and opened our store in March of 2004. However, our ongoing operating costs, which include $2,000 per month of advertising, is approximately $6,500 per month or $78,000 for the next twelve months. Our sales for the three months ended September 30, 2004 were $8,784, giving us an annualized sales of $35,136. The minimum net proceeds of this offering of $58,436 coupled with annualized sales of $35,136, and a gross profit on average of 62%, would generate an additional $21,784, for a total available cash of $80,220, would give us enough cash flow for the next twelve months. This does not take into account any additional funds we receive from raising more than the minimum offering proceeds and any additional funds we may be able to get from other financing. Based upon our current sales, if we are unable to raise the minimum amount in this offering, and receive no other financing, we will not be able to generate sufficient cash to sustain our operations for the next twelve months.

As presented, the net proceeds total $58,436 if the minimum offering amount is raised. If the minimum offering amount is raised, we believe it can institute its growth objectives. If the maximum is raised, with net proceeds of $466,436, we believe that this would give us the ability, not only to institute these growth objectives, but also to institute them simultaneously to effect the greatest income growth.

We are not aware of any material trends or uncertainties that will have or are reasonable likely to have a material impact on our revenues or income that would result in a reduction of liquidity. Rather, due to Rockwall Texas' rapid growth we believe our revenues will increase over time. Evidencing this belief is that according to the US Census Bureau Department of Commerce, in an article dated April 17, 2003, the following quote identified Rockwall Texas county as the fastest growing in the nation. It read:
"Rockwall County, near Dallas, recorded the fastest growth (7.9 percent) of any county in the nation for the period July 1, 2001, to July 1, 2002, the Commerce Department's Census Bureau reported today. The Texas county's growth rate was seven times as fast as the nation's (1.1 percent)." According to this same report, as of July 2002, Rockwall's population was estimated to total 50,858 people.

It is our opinion that this growth will provide revenue growth as families move into the area. This growth is primarily young urbanites and families that we believe will buy products we offer in the normal course of living habits. To that end, we expect revenues to remain consistent with prior periods and grow over time. With an average gross profit of 62%, we believe our cash flow will be affected positively.


In addition, the economic forces we face are at the personal level. With the recent tax cuts by the current administration providing additional liquidity into individuals pockets, we believe our retail store will benefit. Due to our single store location and the aforementioned consumer spending liquidity, we are not subject to industry-wide factors. The material challenges and short and long term risks we face are specific the local economy which is growing and one of the more affluent suburbs in the Dallas/Fort Worth metropolitan area.

                             DESCRIPTION OF PROPERTY

Our corporate and retail facilities are located at 1545 E. Interstate 30, Rockwall, Texas 75087 for a monthly lease of $1,500. We signed a three year lease in August 2004.


             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The directors and officers of the company, their ages and principal positions are as follows:


         Name                     Age          Position
         Thomas G. Miller         56           President; Secretary and Director

Background of Directors and Executive Officers:

Thomas G. Miller. Mr. Miller, now 56, graduated from Lees Summit High School in 1967 and attended Kansas City School of Preaching from 1972 to 1974. He worked in commercial construction until 1998 when he became the Associate Pastor of Lakeshore Church where he served until 2002. In 2003, he was the managing director of Equally Yoked Christian Singles, a dating service in Dallas, Texas. In January 2004, he became president of S. E. Asia Trading Company, Inc. where he works full time.

                     REMUNERATION OF DIRECTORS AND OFFICERS

         Our sole officer and director has received no compensation other than the 4,500,000 shares of common stock he received for services on January 28, 2004 and has no employment contract with the company.

         Name of Person        Capacity in which he served       Aggregate
     Receiving compensation      to receive remuneration        remuneration
     ----------------------    ----------------------------     ------------
        Thomas G. Miller          President, Secretary          4,500,000 shares
                                  and Treasurer                 of common stock

         Mr. Miller received the common stock upon formation of the company and the services he provided were compensated at a fair value of $4,500.

         As of the date of this offering, we have no plans to pay any remuneration to anyone in or associated with our company other than to Mr. Miller, who is paid $2,500 per month plus 20% of the profits. When we have funds and/or revenue, our board of directors will determine any remuneration at that time.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In January, 2004, the president of the company received 5,000,000 shares of common stock which we issued to him for $5,000, composed of $500 cash and $4,500 of his services. The approximate fair value of the services Mr. Miller provided was $4,500.

         As of the date of this filing, there are no agreements or proposed transactions, whether direct or indirect, with anyone, but more particularly with any of the following:
o        a director or officer of the issuer;
o        any principal security holder;
o        any promoter of the issuer;
o any relative or spouse, or relative of such spouse, of the above referenced persons.

                             PRINCIPAL SHAREHOLDERS


         The following table lists the officers, directors and stockholders who, at the date hereof, own of record or beneficially, directly or indirectly, more than 5% of the outstanding common stock, and all officers and directors of the company:

  Title / relationship                           Amount owned
  to Issuer                Name of Owner         before offering        Percent
--------------------------------------------------------------------------------

  President, Secretary
    and Director          Thomas G. Miller      5,000,000                83.06%
  After offering: Minimum                       5,000,000                81.04%
  ---------------
                  Maximum                       5,000,000                71.22%


  Shareholder             Lynn Management, LLC    400,000                 6.64%
  After offering: Minimum                         400,000                 6.48%
  --------------
                  Maximum                         400,000                 5.70%


  Shareholder             Gary V. Pilant          500,000                 8.31%
  After offering: Minimum                         500,000                 8.10%
  --------------
                  Maximum                         500,000                 7.12%

  Shareholder             Verle Pilant            120,000                 1.99%
  After offering: Minimum                         120,000                 1.94%
  --------------
                  Maximum                         120,000                 1.71%



                               SIGNIFICANT PARTIES

         The following table lists the relationship of the significant parties to the issuer:


 Relationship               Name and
 to Issuer                  business address              Residential address
--------------------------------------------------------------------------------

  Officer                   Thomas G. Miller
  and Director              1545 E. Interstate 30         2029 Sun Dr.
                            Rockwall, Texas 75087         Rockwall, Texas 75032

  Record owners of          Thomas G. Miller
  5% (or more) owner        1545 E. Interstate 30         2029 Sun Dr.
  of equity securities      Rockwall, Texas 75087         Rockwall, Texas 75032

                            Gary V. Pilant
                            1545 E. Interstate 30         1806 Cottonwood Valley Cir
                            Rockwall, Texas 75087         Irving, Texas 75039

                            Lynn Management, LLC
                            709-B West Rusk #580          709-B West Rusk #580
                            Rockwall, Texas 75087         Rockwall, Texas 75087

 Beneficial owner of        Thomas G. Miller
 5% (or more) owner         1545 E. Interstate 30         2029 Sun Dr.
 of equity securities       Rockwall, Texas 75087         Rockwall, Texas 75032


                            Gary V. Pilant
                            1545 E. Interstate 30         2029 Sun Dr.
                            Rockwall, Texas 75087         Irving, Texas 75039


                            Charles E. Smith*
                            709-B West Rusk #580          709-B West Rusk #580
                            Rockwall, Texas 75087         Rockwall, Texas 75087


 Counsel to Issuer   Law Offices of J. Hamilton McMenamy, P.C.
                     1450 Meadowpark Building             10440 N. Central Expy
                     10440 N. Central Expressway          Dallas, Texas 75231
                     Dallas, Texas 75231


 * Charles E. Smith is the beneficial owner through Lynn Management, LLC.

                            SECURITIES BEING OFFERED


         We are offering for sale common stock in our company at a price of $0.50 per share. We are offering a minimum of 150,000 shares and a maximum of 1,000,000 shares. The authorized capital in our company consists of 50,000,000 shares of common stock, $0.001 par value per share. As of December 1, 2004, we had 6,020,000 shares of common stock issued and outstanding.


         Every investor who purchases our common stock is entitled to one vote at meetings of our shareholders and to participate equally and ratably in any dividends declared by us and in any property or assets that may be distributed by us to the holders of common stock in the event of a voluntary or involuntary liquidation, dissolution or winding up of the company.

         The existing stockholders have no preemptive rights to purchase common stock offered for sale by us, and no right to cumulative voting in the election of our directors.


       RELATIONSHIP WITH ISSUER OF EXPERTS NAMED IN REGISTRATION STATEMENT

         The experts named in this registration statement were not hired on a contingent basis and have no direct or indirect interest in our company.


                                LEGAL PROCEEDINGS

         We are not involved in any legal proceedings at this time.


                  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We  have  retained  the  same  accountant,   Lopez,   Blevins,  Bork  &
Associates, LLP, as our independent certified public accountant. We have had no disagreements with them on accounting and disclosure issues.


              DISCLOSURE OF COMMISSION POSITION OF INDEMNIFICATION
                         FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.

The position of the U.S. Securities & Exchange Commission under the Securities Act of 1933:

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         We have no underwriting agreement and therefore no provision for indemnification of officers and directors is made in an underwriting by a broker dealer.

                                  LEGAL MATTERS

         Our attorney has passed upon the legality of the common stock issued before this offering and passed upon the common stock offered for sale in this offering. Our attorney is Law Offices of J. Hamilton McMenamy, P.C., 1450 Meadowpark Building, 10440 N. Central Expressway, Dallas, Texas 75231.

                                     EXPERTS

         The financial statements as of May 31, 2004, and for the period of inception (January 28, 2004) to May 31, 2004 of the company included in this prospectus have been audited by Lopez, Blevins, Bork & Associates, LLP, independent certified public accountants, as set forth in his report. The financial statements have been included in reliance upon the authority of them as experts in accounting and auditing.

         The financial statements as of September 30, 2004, and for the period of inception (January 28, 2004) to September 30, 2004 of the company included in this prospectus have not been audited or reviewed, but have been prepared by us in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


                                 DIVIDEND POLICY

         To date, we have not declared or paid any dividends on our common stock. We do not intend to declare or pay any dividends on our common stock in the foreseeable future, but rather to retain any earnings to finance the growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual and legal restrictions and other factors it deems relevant.

                                 CAPITALIZATION

         The following table sets forth our capitalization as of September 30, 2004. Our capitalization is presented on:
o        an actual basis;
o a pro forma basis to give effect to net proceeds from the sale of the minimum number of shares (150,000) we plan to sell in this offering; and
o a pro forma basis to give effect to the net proceeds from the sale of the maximum number of shares (1,000,000) we plan to sell in this offering.


                                                            After        After
                                         Actual            Minimum      Maximum
                                    September 30, 2004     Offering     Offering
                                    ------------------     --------     --------

 Stockholders' equity
 Common Stock, $0.001 par value;
 50,000,000 shares authorized;           6,020              6,170        7,020
 Additional Paid In Capital            100,980            159,266      566,416
 Retained earnings                    (115,945)          (115,945)    (115,945)
 Total Stockholders' Equity             (8,945)            49,491       457,491

 Total Capitalization                   (8,945)            49,491       457,491

Number of shares outstanding         6,020,000          6,170,000     7,020,000

         The Company has only one class of stock outstanding. The common stock sold in this offering will be fully paid and non assessable, having voting rights of one vote per share, have no preemptive or conversion rights, and liquidation rights as is common to a sole class of common stock. The company has no sinking fund or redemption provisions on any of the currently outstanding stock and will have none on the stock sold in this offering.

                                 TRANSFER AGENT

         We will serve as our own transfer agent and registrar for the common stock until such time as this registration is effective and we sell the minimum offering, then we intend to retain Signature Stock Transfer, Inc., 14675 Midway Road, Suite 221, Dallas, Texas 75244.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
  S.E. Asia Trading Company, Inc.
  Rockwall, Texas

We have audited the accompanying balance sheet of S.E. Asia Trading Company, Inc. as of May 31, 2004 and the related statements of loss, stockholders' equity, and cash flows for the period from January 28, 2004 (Inception) through May 31, 2004. These financial statements are the responsibility of S.E. Asia Trading Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of S.E. Asia Trading Company, Inc. as of May 31, 2004 and the results of its operations and its cash flows for the period from January 28, 2004 (Inception) through May 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that SE Asia will continue as a going concern. As discussed in Note 2 to the financial statements, SE Asia has incurred losses for the period ended May 31, 2004 totaling $85,872 and had negative working capital of $1,947 as of May 31, 2004. These conditions raise substantial doubt about SE Asia's ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.


/s/ Lopez, Blevins, Bork & Associates, LLP
------------------------------------------
Lopez, Blevins, Bork & Associates, LLP
Houston, Texas

August 25, 2004

                        S.E. ASIA TRADING COMPANY, INC.

                                  BALANCE SHEET
                                   May 31 2004



                                     ASSETS


Current assets
    Cash                                                              $   6,967
    Inventory                                                            63,827
                                                                      ---------
    Total current assets                                                 70,794

Property and equipment, net                                              19,820

Other assets                                                              3,255
                                                                      ---------

TOTAL ASSETS                                                          $  93,869
                                                                      =========




                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)


Current liabilities
    Accrued expenses                                                  $   1,702
    Line of credit - related party                                       71,039
                                                                      ---------
    Total current liabilities                                            72,741

STOCKHOLDERS' EQUITY (DEFICIT)
    Common stock, $0.001 par value, 50,000,000 shares authorized,
        6,020,000 shares issued and outstanding                           6,020
    Additional paid-in-capital                                          100,980
    Accumulated Deficit                                                 (85,872)
                                                                      ---------
        Total Stockholders' Equity                                       21,128
                                                                      ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $  93,869
                                                                      =========





See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                         S.E. ASIA TRADING COMPANY, INC.

                             STATEMENT OF OPERATIONS
        For the Period from Inception (January 28, 2004) to May 31, 2004


                                                                   2004
                                                               -----------

Revenues                                                       $     7,831

Cost of sales                                                        2,859
                                                               -----------

Gross profit                                                         4,972

Operating expenses:
    Depreciation                                                       835
    General and administrative                                      74,171
                                                               -----------
        Total Operating Expense                                     75,006
                                                               -----------

Loss from operations                                               (70,034)

Other expenses:
    Interest expense                                                  (587)
    Loss on sale of marketable securities                          (15,251)
                                                               -----------
    Total other income (expense)                                   (15,838)
                                                               -----------

Net loss                                                       ($   85,872)
                                                               ===========


Weighted average shares outstanding:
    Basic and diluted                                            5,946,613
                                                               ===========

Loss per share                                                 ($     0.01)
                                                               ===========














See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements




                         S.E. ASIA TRADING COMPANY, INC.

           STATEMENT OF STOCKHOLDERS' EQUITY AND ACCUMULATED DEFICIT

        For the Period from Inception (January 28, 2004) to May 31, 2004




                                                  Common             Paid In     Accumulated
                                           Shares       Amount       Capital      Deficit       Total
                                        ----------------------------------------------------------------

Beginning balance                               0    $        0    $        0   $        0    $        0

Issuance of common stock
    to founder for cash and services    5,000,000         5,000             0                      5,000

Issuance of common stock
    for cash                              400,000           400        19,600                     20,000

Issuance of common stock
    for marketable securities             620,000           620        81,380                     82,000

Net Loss                                                                           (85,872)      (85,872)

                                       -----------------------------------------------------------------
Balance, March 31, 2004                 6,020,000    $    6,020    $  100,980   ($  85,872)   $   21,128
                                       =================================================================











See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                         S.E. ASIA TRADING COMPANY, INC.

                             STATEMENT OF CASH FLOWS
        For the Period from Inception (January 28, 2004) to May 31, 2004






                                                                       2004
                                                                    ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net loss                                                        ($ 85,872)
    Adjustments to reconcile net loss to cash used in
        Operating activities:
            Depreciation                                                  835
            Common stock issued for services                            4,500
            Loss on sale of marketable securities                      15,251
            Changes in assets and liabilities:
                Inventory                                             (63,827)
                Other assets                                           (3,255)
                Accrued expenses                                        1,702
                                                                    ---------
CASH USED IN OPERATING ACTIVITIES                                    (130,666)


CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sale of marketable securities                        66,749
    Capital expenditures                                              (20,655)
                                                                    ---------
CASH PROVIDED BY INVESTING ACTIVITIES                                  46,094


CASH FLOWS FROM FINANCING ACTIVITIES:
    Stock issued for cash                                              20,500
    Line of credit, net                                                71,039
                                                                    ---------
CASH PROVIDED BY FINANCING ACTIVITIES                                  91,539

                                                                    ---------

NET INCREASE IN CASH                                                    6,967

Cash, beginning of period                                                   0
                                                                    ---------
Cash, end of period                                                 $   6,967
                                                                    =========



NONCASH DISCLOSURES
    Stock issued for marketable securities                          $  82,000

SUPPLEMENTAL DISCLOSURES
    Interest paid                                                   $     587
    Income taxes                                                    $     -0-







See  accompanying   summary  of  accounting  policies  and  notes  to  financial statements

                         S.E. ASIA TRADING COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND BASIS OF PRESENTATION

The Company

S.E. Asia Trading Company, Inc. ("SE Asia") was incorporated on January 28, 2004 under the laws of the State of Nevada.

Nature of our Business

SE Asia operates as a retailer of jewelry, framed art and home accessories. The company is located in Rockwall, Texas.

Basis of Accounting

SE Asia maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Net loss per share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Expense classification

The Company accounts for its shipping and handling costs in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Costs, resulting in the classification of shipping and handling costs as cost of goods sold. Other items classified as cost of goods sold include duty and import fees and inbound freight. These amounts are not significant to the total cost of goods sold.

All other costs, including advertising and promotion, are categorized as general and administrative costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Revenue Recognition

SE Asia recognizes revenue on point of sale or upon shipment. Our return policy on jewelry is to replace only defective merchandise and give in store credit only. On all other items, there is a policy of no returns, all sales are final. Therefore, we do not have a reserve for returns.

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Majority of SE Asia's sales are cash on point of sale.

Cash

SE Asia considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory
Inventory consists of finished goods and is stated at the lower of cost or market, with cost being determined on a specific identification basis.

Marketable Securities

SE Asia considers all marketable securities as classified as available for sale and reported at their current market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Advertising

Advertising and promotion costs are expensed as incurred. These expenses were $15,254 for the period ending May 31, 2004.

NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

For the period ended May 31, 2004, SE Asia incurred a net loss totaling $85,872, and at May 31, 2004 had negative working capital of $1,947. Because of this loss, SE Asia will require additional working capital to develop its business operations.

SE Asia intends to raise additional working capital either through private placements, public offerings and/or bank financing.

There are no assurances that SE Asia will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support SE Asia's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, SE Asia will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to SE Asia. If adequate working capital is not available SE Asia may not continue its operations.

SE Asia faces many factors in its ability to continue as a going concern, including but not limited to, the low cost of foreign imports, competition from larger and better capitalized stores, and its ability to create traffic to its retail store. To date, much of SE Asia's activities have been focused on advertising and promotion to create it's identity in the community, and its continued existence is dependent upon the public purchasing more goods, particularly in the higher priced items.

If SE Asia was unable to continue to purchase low cost foreign imported goods it could cause their margins to decrease or even for them to lose sales. Competition from larger and better capitalized stores could cause sales to be diverted from SE Asia to the competition because of their greater resources for advertising promotion and price cutting.

Should the above concerns materialize, it is conceivable that SE Asia would have to suspend or discontinue operations.

Management believes that the low cost of foreign imports will continue for the foreseeable future even under domestic economic and political pressure. Management is filing a registration statement with the U.S. Securities & Exchange Commission to raise funds to properly capitalize SE Asia which they believe will alleviate the concerns with any future uncertainty as to its being able to continue as a going concern.

These conditions raise substantial doubt about SE Asia's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should SE Asia be unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT:

Components of property, plant, and equipment, at May 31, 2004 are as follows:

    Vehicles                                     $       4,314
    Furniture and fixtures                               2,979
    Leasehold improvements                              13,362
                                                 -------------
                                                        20,655
    Less: accumulated depreciation                        (835)
                                                 -------------
                                                 $      19,820
                                                 =============

Depreciation expense totaled $835 for the period ended May 31, 2004.


NOTE 4 - LINE OF CREDIT - SHAREHOLDER

SE Asia entered into an agreement for a line of credit with a financing company owned by a shareholder with a maximum borrowing base, as defined, of up to $100,000. Advances under this line bear interest at the rate of 5.00% and is due monthly, and the line of credit matures on December 31, 2005. The line of credit is secured by all assets owned by SE Asia and the stock owned by the majority shareholder. The balance outstanding on the note at May 31, 2004 was $71,039.

NOTE 5 - COMMON STOCK

The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At August 1, 2004, there were 6,020,000 shares outstanding. The Company has not paid a dividend to its shareholders.

At inception, S.E. Asia issued 5,000,000 shares of stock to its founding shareholder for $500 cash and services valued at $4,500. The services were valued at market value of the services provided by the founder in setting up the company and organizing the business and its plan.

During the period ended September 30, 2004, SE Asia issued 400,000 shares of stock for cash at $20,000, in conjunction with SE Asia obtaining a line of credit.

During the period ended September 30, 2004, SE Asia issued 620,000 shares of stock for marketable securities valued at $102,000.


NOTE 6 - INCOME TAXES

For the period ended May 31, 2004, S.E. Asia incurred a net loss and, therefore, had no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $85,000 at May 31, 2004, and will expire in the year 2024.

The provision for federal income tax consists of the following, calculated at the United States federal statutory rate of 15% for the period ended May 31:

                                                                    2004
                                                              ----------------
    Current provision                                         $              -
                                                                             -
    Deferred provision                                        $              -
                                                              ================


Deferred income taxes consist of the following at May 31:

                                                                    2004
                                                              ----------------

    Long-term:
      Net operating loss carry forward                        $        13,000

      Valuation allowance                                             (13,000)
                                                              ----------------

                                                              $             -
                                                              ================
NOTE 7 - COMMITMENTS

SE Asia is renting office space on a month to month basis. The payments are $1,500 per month. Total rent expense for the period ending May 31, 2004 is $9,000.

                         S.E. ASIA TRADING COMPANY, INC.

                              1545 E. Interstate 30
                              Rockwall, Texas 75087
                                 (972) 722-3300




October 25, 2004


U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549



Dear Sir:


         The accompanying financial statements as of September 30, 2004 and for the period January 28, 2004 (Inception) to September 30, 2004 have been prepared in accordance with generally accepted accounting principles and include all adjustments which in the opinion of management are necessary in order to make the financial statements not misleading.


Sincerely,

/s/ Thomas G. Miller
--------------------
    Thomas G. Miller

                         S.E. ASIA TRADING COMPANY, INC.
                                  BALANCE SHEET
                               SEPTEMBER 30, 2004


                            ASSETS

Current assets
  Cash                                                               $   1,060
  Inventory                                                             63,662
                                                                     ---------
    Total current assets                                                64,722

Property and equipment, net                                             18,582
Other assets                                                             3,255
                                                                     ---------

    TOTAL ASSETS                                                     $  86,559
                                                                     =========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
  Accrued expenses                                                   $   4,892
  Line of credit - related party                                        90,612
                                                                     ---------
    Total current liabilities                                           95,504
                                                                     ---------

Commitments

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value, 50,000,000 shares authorized,
    6,020,000 shares issued and outstanding                              6,020
  Additional paid in capital                                           100,980
  Accumulated deficit                                                 (115,945)
                                                                     ---------
    Total Stockholders' Equity                                        (  8,945)
                                                                     ---------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $  86,559
                                                                     =========












                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                                STATEMENT OF LOSS
       PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH SEPTEMBER 30, 2004


                                                           2004
                                                    ------------------
Revenues                                            $           16,413

Cost of sales                                                    6,295
                                                    ------------------

Gross profit                                                    10,118

Operating expenses                                             107,247
                                                    ------------------

Loss from operations                                           (97,129)

Other expenses:

  Interest expense                                               3,565
  Loss on sale of marketable securities                         15,251
                                                    ------------------
                                                                18,816
                                                    ------------------
Net loss                                            $         (115,945)
                                                    ==================

Net loss per share                                  $            (0.02)
                                                    ==================
Weighted average shares outstanding:

  Basic and diluted                                          5,983,158
                                                    ==================















                 See accompanying summary of accounting policies
                       and notes to financial statements.



                         S.E. ASIA TRADING COMPANY, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
       PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH SEPTEMBER 30, 2004


                                                        Common          Additional
                                 Common Stock            Stock         Paid-In-Capital
                                 ------------
                                                                                              Total
                                                    ---------------- ------------------ ------------------
                                  Shares               Amount
                                                    ---------------- ------------------ ------------------


Stock sold for cash and
  services to founders          5,000,000           $        5,000    $             -   $         5,000
                                                    ---------------- ------------------ ------------------

Stock issued for
  services                        400,000                      400             19,600            20,000

                                                    ---------------- ------------------ ------------------

Stock issued for
  marketable securities           620,000                      620             81,380            82,000
                                                    ---------------- ------------------ ------------------

Net loss                                                         -                  -          (115,945)
                                                    ---------------- ------------------ ------------------

Balance,
  September 30, 2004            6,020,000           $        6,020    $       100,980   $        (8,945)
                                =========           ================ ================== ==================

















                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                             STATEMENT OF CASH FLOWS
       PERIOD FROM JANUARY 28, 2004 (INCEPTION) THROUGH SEPTEMBER 30, 2004


                                                                      2004
                                                                  --------------
CASH FLOWS FROM OPERATING ACTIVITIES

  Net loss                                                        $    (115,945)
  Adjustments to reconcile net loss to cash used in
   Operating activities:
    Depreciation and amortization                                         2,074
    Common stock issued for services                                      4,500
    Loss on sale of marketable securities                                15,251
     Changes in assets and liabilities:
      Inventory                                                         (63,662)
      Other assets                                                       (3,255)
      Accrued expenses                                                    4,892
                                                                  --------------

CASH USED IN OPERATING ACTIVITIES                                      (156,145)
                                                                  --------------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of marketable securities                            66,749
  Capital expenditures                                                  (20,655)
                                                                  -------------
CASH PROVIDED BY INVESTING ACTIVITIES                                    46,094
                                                                  -------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Stock issued for cash                                                  20,500
   Line of credit, net                                                   90,611
                                                                  -------------

CASH PROVIDED BY FINANCING ACTIVITIES                                   111,111
                                                                  -------------
NET INCREASE IN CASH                                                      1,060

Cash, beginning of period                                                     -
                                                                  -------------
Cash, end of period                                               $       1,060
                                                                  =============
NONCASH DISCLOSURES
  Stock issued for marketable securities                          $      82,000
                                                                  =============
SUPPLEMENTAL DISCLOSURES
  Interest paid                                                   $           -

  Income taxes                                                    $           -


                 See accompanying summary of accounting policies
                       and notes to financial statements.

                         S.E. ASIA TRADING COMPANY, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES

BUSINESS AND BASIS OF PRESENTATION

The Company

S.E. Asia Trading Company, Inc. ("SE Asia") was incorporated on January 28, 2004 under the laws of the State of Nevada.

Nature of our Business

SE Asia operates as a retailer of jewelry, framed art and home accessories. The company is located in Rockwall, Texas.

Fiscal Year

The fiscal year for the company will end on December 31 of each year.

Basis of Accounting

SE Asia maintains its accounts on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Net loss per share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since the Company has no potentially dilutive securities and because of the Company's net loss.

Expense/ Revenue classification

The Company accounts for its shipping and handling costs in accordance with EITF 00-10, Accounting for Shipping and Handling Fees and Cost, resulting in all payments for amounts paid to the company by customers for shipping and handling will be included under the heading: "Revenue". Items classified as cost of goods sold include duty and import fees and inbound freight. These amounts are not significant. All other costs, including advertising and promotion, are categorized as general and administrative costs.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Revenue Recognition

SE Asia recognizes revenue on point of sale or upon shipment. Our return policy on jewelry is to replace only defective merchandise and give in store credit only. On all other items, there is a policy of no returns, all sales are final. We have not recorded a reserve for returns due to immateriality.

Allowance for Doubtful Accounts

Earnings are charged with a provision for doubtful accounts based on a current review of collectibility of accounts receivable. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Majority of SE Asia's sales are cash on point of sale.

Cash

SE Asia considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Inventory

Inventory consists of finished goods and is stated at the lower of cost or market, with cost being determined on a specific identification basis.

Marketable Securities

SE Asia considers all marketable securities as classified as available for sale and reported at their current market value.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives which are generally five to seven years.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.


Advertising

Advertising and promotion costs are expensed as incurred. These expenses were $23,365 for the period ending September 30, 2004.

NOTE 2 - FINANCIAL CONDITION AND GOING CONCERN

For the period ended September 30, 2004, SE Asia incurred a net loss totaling $115,945, and at September 30, 2004 had negative working capital of $30,782. Because of this loss, SE Asia will require additional working capital to develop its business operations.

SE Asia intends to raise additional working capital either through private placements, public offerings and/or bank financing.

There are no assurances that SE Asia will be able to either (1) achieve a level of revenues adequate to generate sufficient cash flow from operations; or (2) obtain additional financing through either private placement, public offerings and/or bank financing necessary to support SE Asia's working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, SE Asia will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on terms acceptable to SE Asia. If adequate working capital is not available SE Asia may not continue its operations.

SE Asia faces many factors in its ability to continue as a going concern, including but not limited to, the low cost of foreign imports, competition from larger and better capitalized stores, and its ability to create traffic to its retail store. To date, much of SE Asia's activities have been focused on advertising and promotion to create it's identity in the community, and its continued existence is dependent upon the public purchasing more goods, particularly in the higher priced items.

If SE Asia was unable to continue to purchase low cost foreign imported goods it could cause their margins to decrease or even for them to lose sales. Competition from larger and better capitalized stores could cause sales to be diverted from SE Asia to the competition because of their greater resources for advertising promotion and price cutting.

Should the above concerns materialize, it is conceivable that SE Asia would have to suspend or discontinue operations.

Management believes that the low cost of foreign imports will continue for the foreseeable future even under domestic economic and political pressure. Management is filing a registration statement with the U.S. Securities & Exchange Commission to raise funds to properly capitalize SE Asia which they believe will alleviate the concerns with any future uncertainty as to its being able to continue as a going concern.

These conditions raise substantial doubt about SE Asia's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should SE Asia be unable to continue as a going concern.

NOTE 3 - PROPERTY AND EQUIPMENT:

Components of property, plant, and equipment, at September 30, 2004 are as follows:


      Vehicles - trailer               $   4,314
      Furniture and fixtures               2,979
      Leasehold improvements              13,362
                                       ---------
                                          20,655
      Less: accumulated depreciation      (2,074)
                                       ---------
                                       $  18,582
                                       =========

Depreciation expense totaled $2,074 for the period ended September 30, 2004.


NOTE 4 - LINE OF CREDIT - RELATED PARTY

SE Asia entered into an agreement for a line of credit with a financing company owned by a shareholder with a maximum borrowing base, as defined, of up to $100,000. Advances under this line bear interest at the rate of 5.00% and is due monthly, and the line of credit matures on December 31, 2005. The line of credit is secured by all assets owned by SE Asia and the stock owned by the majority shareholder. The balance outstanding on the note at September 30, 2004 was $90,612.


NOTE 5 - COMMON STOCK

The Company is authorized to issue 50,000,000 common shares of stock at a par value of $0.001 per share. These shares have full voting rights. At November 1, 2004, there were 6,020,000 shares outstanding. The Company has not paid a dividend to its shareholders.

At inception, S.E. Asia issued 5,000,000 shares of stock to its founding shareholder for $500 cash and services valued at $4,500. The services were valued at market value of the services provided by the founder in setting up the company and organizing the business and its plan.

During the period ended September 30, 2004, SE Asia issued 400,000 shares of stock for cash at $20,000, in conjunction with SE Asia obtaining a line of credit.

During the period ended September 30, 2004, SE Asia issued 620,000 shares of stock for marketable securities valued at $82,000.

NOTE 6 - INCOME TAXES

For the period ended September 30, 2004, S.E. Asia incurred a net loss and, therefore, had no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $116,000 at September 30, 2004, and will expire in the year 2024.

The provision for federal income tax consists of the following, calculated at the United States federal statutory rate of 15% for the period ended September 30:


                                                                      2004
                                                                   ------------
    Current provision                                              $          -
    Deferred provision                                                        -
                                                                   ------------
                                                                   $          -
                                                                   ============



Deferred income taxes consist of the following at September 30:

                                                                      2004
                                                                   ------------

    Long-term:

      Net operating loss carry forward                             $     29,000

      Valuation allowance                                               (29,000)
                                                                   ------------

                                                                   $          -
                                                                   ============



NOTE 7 - COMMITMENTS

SE Asia is renting office space on a three year lease expiring in July 2007. The payments are $1,500 per month. Total rent expense for the period ending September 30, 2004 is $13,500.

         No dealer, salesman or any other person has been authorized to give any quotation or to make any representations in connection with the offering described herein, other than those contained in this Prospectus. If given or made, such other information or representation'; must not he relied upon as having been authorized by the Company or by any Underwriter. This Prospectus does not constitute an offer to sell, or a solicitation of an otter to buy any securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

        TABLE OF CONTENTS
Prospectus Summary                                                           2
Corporate Information                                                        2
Summary Financial Data                                                       3
Risk Factors                                                                 4
Forward Looking Statements                                                   6
Dilution                                                                     6
Plan of Distribution                                                         8
Use of Proceeds                                                              10
Description of Business                                                      11
Management's Discussion and Plan of Operations                               15
Description of Property                                                      17
Director's, Executive Officers and Significant Employees                     17
Remuneration of Officers and Directors                                       17
Interest of Management and Others in Certain Transactions                    18
Principal Shareholders                                                       18
Significant Parties                                                          19
Securities Being Offered                                                     20
Relationship with Issuer of Experts Named in Registration Statement          20
Legal Proceedings                                                            20
Changes In and Disagreements with Accountants on Accounting
      and Financial Disclosure                                               20
Disclosure of Commission Position of Indemnification for
      Securities Act Liabilities                                             20
Legal Matters                                                                21
Experts                                                                      21
Dividend Policy                                                              22
Capitalization                                                               22
Transfer Agent                                                               23
Financial Statements                                                         F-1

Until the (90th day after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  Indemnification of Directors and Officers

         Our certificate of incorporation provides that the liability of our officers and directors for monetary damages shall be eliminated to the fullest extent permissible under Nevada Revised Statutes, 78.745 to 78.752, which includes elimination of liability for monetary damages for defense of civil or criminal actions. The provision does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

Article VII of our Articles of Incorporation states:

               Elimination or Limitation of Liability of Directors

         No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director: provided, however, that nothing contained herein shall eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for any transaction from which the director derived an improper personal benefit, or (iv) for any act or omission occurring prior to their directorship.


Item 2.  Other Expenses of Issuance and Distribution

         All expenses, including all allocated general administrative and overhead expenses, related to the offering or the organization of the Company will be borne by the Company.

         The following table sets forth a reasonable itemized statement of all anticipated out-of-pocket and overhead expenses (subject to future contingencies) to be incurred in connection with the distribution of the securities being registered, reflecting the minimum and maximum subscription amounts.

                                 Minimum Maximum
        SEC Filing Fee                                 $      64    $      64
        Printing and Engraving Expenses                    2,000        5,000
        Legal Fees and Expenses                            5,000       19,000
        Edgar Fees                                         1,800        1,800
        Accounting Fees and Expenses                       2,500        2,500
        Blue Sky Fees and Expenses                         5,000        5,000
        Miscellaneous                                        200          200
                                                       ---------    ---------
              TOTAL                                    $  16,564    $  33,564




                                      11.1

Item 3.  Undertakings
       The Registrant hereby undertakes to:
         (1) File, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to:
                  (i) Include any prospectus required by section 10(a)(3) of the Securities Act; and
                  (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of
         prospectus   filed  with  the   Commission   pursuant  to  Rule  424(b)
         (230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and
                  (iii) Include any additional or changed material information on the plan of distribution.

         (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
         (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         Registrant hereby undertakes to request acceleration of the effective date of the registration statement under Rule 461 of the Securities Act:
         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.
         In the event that a claim for indemnification against such liabilities (other than payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter ahs been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed by the Securities Act and will be governed by the final adjudication of such issue.

Item 4.  Unregistered Securities Issued or Sold Within One Year

         The Company sold on January 28, 2004 to its founder, Thomas G. Miller, 5,000,000 shares of common stock which was issued to him for $5,000, composed of $500 cash and $4,500 of his services. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private

                                      11.2
transaction during January 2004, the founder, sole officer and director purchased stock for a combination of $500 cash and $4,500 of services.

         The Company issued 400,000 shares on January 30, 2004 to Lynn Management, LLC, an unrelated financial entity, in consideration for $20,000, at $0.05 per share, in addition to the financial entity extending to the company a $100,000 line of credit for two years at 5% interest rate. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The Company relied upon this exemption because in a private transaction on January 30, 2004, the financial company purchased 400,000 shares of common stock for $20,000. The purchaser was a sophisticated investor who purchased the stock for their own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

         The Company issued 500,000 shares on February 10, 2004 to Gary V. Pilant, an unrelated party in consideration for $66,000 of marketable securities, such stock being valued at $0.13 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on February 10, 2004, Twin Pointe, Ltd. funded the Company with $66,000 of marketable securities in exchange for 500,000 shares of common stock. The purchaser was sophisticated investor who purchased the stock for his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.

         The Company issued 120,000 shares on February 12, 2004 to Verle Pilant, an unrelated individual in consideration for $16,000 of marketable securities, such stock being valued at $0.13 per share. This stock was issued under the exemption under the Securities Act of 1933, section 4(2); this section states that transactions by an issuer not involving any public offering is an exempted transaction. The company relied upon this exemption because in a private transaction on February 12, 2004, Verle Pilant funded the Company with $16,000 if marketable securities in exchange for 120,000 shares of common stock. The purchaser was a sophisticated investor who purchased the stock of his own account and not with a view toward distribution to the public. The certificates evidencing the securities bear legends stating that the shares may not be offered, sold or otherwise transferred other than pursuant to an effective registration statement under the Securities Act, or an exemption from such registration requirements.







                                      11.3

Item 5.  Exhibits

The following Exhibits are filed as part of the Registration Statement:

Exhibit No.                Identification of Exhibit
  3.1* -           Articles of Incorporation
  3.2* -           By Laws
  4.1* -           Form of Subscription Agreement
  4.2* -           Form of Subscription Agreement
  5.1* -           Opinion of Law Offices of J.Hamilton McMenamy, P.C.
 10.1* -           Revolving Credit Arrangement
 23.1  -           Consent of Lopez, Blevins, Bork & Associates,  LLP
 23.2* -           Consent of Law Offices of J.Hamilton McMenamy, P.C.


* Filed previously









                                      11.4

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets the requirements for filing on Form SB-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Rockwall, State of Texas, on December 17, 2004.

                        S. E. Asia Trading Company, Inc.

                               /s/ Thomas G. Miller
                               --------------------
                         By: Thomas G. Miller, President

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, in the capacities and on the dates stated.

       Signature                      Title                        Date
 --------------------------    ----------------------------    ----------------

  /s/ Thomas G. Miller         President, Secretary,
      ---------------------    Treasurer; Director             December 17, 2004
      Thomas G. Miller

  /s/ Thomas G. Miller         Chief Financial Officer         December 17, 2004
      ---------------------
      Thomas G. Miller

  /s/ Thomas G. Miller         Principal Accounting Officer    December 17, 2004
      ---------------------
      Thomas G. Miller






                                      11.5